October 13, 2020

Via EDGAR and E-mail

U.S. Securities and Exchange Commission,

Division of Corporate Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Matt McNair, Senior Special Counsel

Re:	Council of Europe Development Bank Registration Statement under Schedule B Filed July 29, 2020 File No. 333-240160

Form 18-K for Fiscal Year Ended December 31, 2019

Filed April 7, 2020

Form 18-K/A for Fiscal Year Ended December 31, 2019

Filed June 3, 2020

File No. 333-164460

Dear Mr. McNair:

On behalf of our client, Council of Europe Development Bank (the “CEB”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 24, 2020, relating to the CEB’s Registration Statement under Schedule B filed with the Commission on July 29, 2020, and the CEB’s annual report on Form 18-K for the fiscal year ended December 31, 2019 (the “Annual Report”), filed with the Commission on April 7, 2020, and Amendment No. 1 to the Annual Report 2019 on Form 18-K/A, filed with the Commission on June 3, 2020.

For your convenience, the Staff’s comment is restated in bold type prior to the Bank’s response.

General

1.	Please update your disclosure or include a recent developments section, as necessary, to discuss any material effects of the coronavirus pandemic on your business and operations.

In response to the comment made by the Staff, the CEB is amending the recent developments disclosure included in Exhibit 3 of its Annual Report by means of Amendment No. 2 on Form 18-K/A to its Annual Report (“Amendment No. 2”) to provide an update on the actual and anticipated impact of the COVID-19 pandemic on its business and operations. Amendment No. 2, which also includes the CEB’s Half-Year Report for 2020, is being filed at the same time as this response letter and will be incorporated by reference into the Registration Statement. The CEB will continue to monitor its disclosures regarding the COVID-19 pandemic and, if necessary, will update such disclosures for any material developments.

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U.S. Securities and Exchange Commission Division of Corporation Finance	-2-

On behalf of the CEB, we thank you and the Staff for your assistance to date in connection with the review of the CEB’s filing. If you have any additional questions or comments, please feel free to call me (+49-69-4272-5525) or Sophie Moeder (+49-69-4272-5526). You may also reach us by e-mail at czernieckik@sullcrom.com and moeders@sullcrom.com.

Sincerely yours,

/s/ Krystian Czerniecki
Krystian Czerniecki

cc:	Rolf Wenzel

Jan De Bel

Felix Schieferdecker
(Council of Europe Development Bank)